Exhibit 99.2
AGREEMENT
          This AGREEMENT (the “Agreement”) is dated this November 10, 2006, by and among LSB INDUSTRIES, INC., a Delaware corporation (the “Company”), KENT C. McCARTHY, an individual (“McCarthy”), JAYHAWK CAPITAL MANAGEMENT, L.L.C., a Delaware limited liability company (“Jayhawk”), JAYHAWK INSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership (“Jayhawk Institutional”), and JAYHAWK INVESTMENTS, L.P., a Delaware limited partnership (“Jayhawk Investments”). McCarthy, Jayhawk, Jayhawk Institutional, and Jayhawk Investments are collectively referred to as the “Jayhawk Group.”
W I T N E S S E T H:
          WHEREAS, the Company’s outstanding $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the “Series 2 Preferred”), is registered with the Securities and Exchange Commission under the Form S-2 Registration Statement No. 33-61640, effective May 19, 1993;
          WHEREAS, Jayhawk Capital, as the investment advisor and manager of Jayhawk Institutional and the investment advisor and general partner of Jayhawk Investments, is deemed to beneficially own the securities held by Jayhawk Institutional and Jayhawk Investments;
          WHEREAS, McCarthy, as the manager and sole member of Jayhawk Capital, has sole voting and dispositive power over the Series 2 Preferred owned by Jayhawk Capital, Jayhawk Institutional and Jayhawk Investments;
          WHEREAS, the Jayhawk Group is the record and beneficial owner of 340,900 shares of Series 2 Preferred, which shares of Series 2 Preferred are owned of record by the members of the Jayhawk Group, as set forth in the table below:

Shares of
Record Owner	Series 2 Preferred
Kent C. McCarthy	23,800
Jayhawk Institutional Partners, L.P.	171,390
Jayhawk Investments, L.P.	145,710

Total	340,900
          WHEREAS, the Jayhawk Group is the record and beneficial owner of 2,837,956 shares of LSB common stock, which includes 1,124,700 shares of common stock, 1,475,756 shares of common stock receivable upon conversion of the 340,900 shares of Series 2 Preferred, 112,500 shares of common stock that may be acquired upon exercise of warrants, and 125,000 shares of common stock that may be acquired upon conversion of $1 million principal amount of the 7% Convertible Senior Subordinated Debentures due 2011 shares of common stock;
          WHEREAS, as of September 30, 2006, the amount of accrued and unpaid dividends on the 340,900 shares of Series 2 Preferred was $23.2625 per share, resulting in accrued and unpaid dividends on the shares of Series 2 Preferred owned by the Jayhawk Group;

          WHEREAS, McCarthy individually, and on behalf of the Jayhawk Group, contacted the Company and solicited the Company to exchange either directly or as a part of a tender offer by the Company of its Series 2 Preferred, a portion of the shares of the Series 2 Preferred owned by the Jayhawk Group for shares of the Company’s common stock, par value $.10 per share, based on an exchange rate of 7.4 shares of the common stock for each share of Series 2 Preferred surrendered to the Company, and to waive all right, title and interest that the Jayhawk Group may have in and to any and all accrued and unpaid dividends on the Series 2 Preferred so tendered or exchanged;
          WHEREAS, the Company and the Jayhawk Group desire to amend the Certificate of Designations, filed with the Delaware Secretary of State of the State of Delaware on May 21, 1993 (the “Certificate of Designations”) that is included in the Company’ Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State of the State of Delaware on September 2, 1987, as amended prior to the date hereof (including the Certificate of Designations, the “Charter”), which sets forth the rights, preferences and designations of the Series 2 Preferred to (a) allow the Company to purchase, redeem or otherwise acquire shares of its common stock without the approval of the holders of the Series 2 Preferred, notwithstanding that accrued and unpaid dividends may exist with respect to the Series 2 Preferred, and (b) provide that the existing right of the holders of Series 2 Preferred to elect two directors to the Company’s Board of Directors when dividends on the Series 2 Preferred are unpaid may be exercised only if and so long as at least 140,000 shares of Series 2 Preferred remain issued and outstanding; and
          WHEREAS, if the Company undertakes, within one (1) year from the date of this Agreement, a tender offer for all of the issued and outstanding Series 2 Preferred, with the consideration to be paid to the holders of Series 2 Preferred that the tender shares of Series 2 Preferred to be 7.4 shares of the common stock for each share of Series 2 Preferred tendered, and, in the event of such tender offer, the Jayhawk Group agrees to tender only 180,450 shares of Series 2 Preferred that it beneficially owns in connection with such tender offer (which constitutes 0.5293341 percent of the Series 2 Preferred beneficially owned by the Jayhawk Group); provided that the Jayhawk Group acknowledge and agree that the Company, as of the date of this Agreement, has not determined to undertake any tender offer for the Series 2 Preferred;
          NOW, THEREFORE, in consideration of the terms and conditions contained herein, the Company and the Holder hereby agree as follows:
1.     Amendment to Charter. Each member of the Jayhawk Group hereby agrees, whether by written consent or at a meeting of the Company’s shareholders held by such purpose, to vote and issue its consent with respect to all of the shares of common stock and Series 2 Preferred beneficially owned by the Jayhawk Group “for” and in favor of the adoption and approval to amend the Certificate of Designations included in the Charter, substantially as follows (collectively, the “Amendments”):
(a)	For a period of five (5) years from the date of completion of the exchange or tender, whichever is applicable, to allow LSB to purchase, redeem or otherwise acquire shares of its common stock (including without limitation, pursuant to the cashless exercise of Company options) without the approval of the holders of the Series 2 Preferred, notwithstanding that accrued and unpaid dividends may exist with respect to the Series 2 Preferred, and
(b)	to provide that the existing right of the Series 2 Preferred to elect two directors to the Company’s Board of Directors when dividends are unpaid on the Series 2 Preferred will be effective only if and so long as at least 140,000 shares of Series 2 Preferred remain issued and outstanding.
Each member of the Jayhawk Group agrees to (y) execute a written consent as a holder of Series 2 Preferred and common stock in accordance with the Delaware General Corporation Law, approving the adoption of the Amendments and (z) to vote “for” and in favor of the adoption and approval of the Amendments if the Company determines to hold a meeting of the holders of the Series 2 Preferred and/or the common stock to vote upon the Amendments.
2.     Exchange/Tender Offer. If the Company undertakes, in its sole discretion, within one (1) year from the date of this Agreement, (a) a tender offer for its issued and outstanding shares of Series 2 Preferred or (b) to issue shares of its common stock for a portion of the Series 2 Preferred owned by the Jayhawk Group pursuant to a private exchange, each member of the Jayhawk Group, jointly and severally, agrees to tender or exchange, as applicable, an aggregate total of only 180,450 shares of Series 2 Preferred beneficially owned by the Jayhawk Group pursuant to the terms of the tender offer or exchange, whichever is undertaken by the Company, and waive any and all of the Holders’ right, title and interest in and to any and all accrued and unpaid dividends on the Series 2 Preferred so tendered or exchanged, subject to the satisfaction of the following:
(a)	the consideration paid by the Company for each share of Series 2 Preferred so tendered or exchanged to the Company will be 7.4 shares of common stock;
(b)	the Board of Directors of the Company shall have received an opinion, in form satisfactory to the Board of Directors, that the tender offer or exchange and the consideration therefore is fair to the shareholders of the Company;
(c)	the common stock to be issued to the holders of the Series 2 Preferred pursuant to the terms of the tender offer or exchange shall have been approved for listing, upon official notice of issuance, with the American Stock Exchange (“AMEX”);
(d)	the holders of the issued and outstanding shares of common stock of the Company and the Series 2 Preferred shall have approved the Amendments and, if required by the rules and regulations of the AMEX, the holders of the issued and outstanding common stock shall have approved the issuance of the shares of common stock pursuant to the tender offer or exchange; and
(e)	the Golsen Group (defined as Jack E. Golsen, his spouse and children, and SBL Corporation and Golsen Petroleum Corporation, which are entities controlled by Jack E. Golsen, his wife and children) shall only exchange or tender in such exchange or tender undertaken by the Company within one (1) year from the date of this Agreement 26,467 shares of the Series 2 Preferred beneficially owned by the Golsen Group (which represents 0.5293341 percent of the Series 2 Preferred beneficially owned by the Golsen Group) and to waive any and all of the Golsen Group’s right, title and interest in and to any and all accrued and unpaid dividends on the 26,467 shares of Series 2 Preferred so tendered or exchanged, subject to the conditions set forth in subparagraphs (a) through (d) of this paragraph 2.
3.      Miscellaneous Provisions.
3.1	Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

3.2	Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

3.3	Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

3.4	Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

3.5	Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Jayhawk Group, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein. No provision of this Agreement may be amended other than by an instrument in writing signed by the party against whom the amendment may be enforced. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

3.6	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

3.7	No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

3.8	Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their duly authorized officers as of the date first above written.

LSB INDUSTRIES, INC., a Delaware corporation
By:	/s/ Jack E. Golsen
Jack E. Golsen, Chief Executive
Officer
(the “Company”)

/s/ Kent C. McCarthy
KENT C. McCARTHY, an individual
(“McCarthy”)

JAYHAWK CAPITAL MANAGEMENT, L.L.C., a Delaware limited liability company
By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

(“Jayhawk”)

JAYHAWK INSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership
By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

(“Jayhawk Institutional”) JAYHAWK INVESTMENTS, L.P., a Delaware limited partnership.
By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

(“Jayhawk Investments”)